UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2007
KOWLOON-CANTON RAILWAY CORPORATION

(Translation of registrant’s name into English)
KCRC House, 9 Lok King Street, Fo Tan, Sha Tin, New Territories, Hong Kong

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):82-                    .]

KCRC welcomes the Government’s announcement of
the implementation date of the rail merger
     (18 October 2007, Hong Kong) The Kowloon-Canton Railway Corporation (KCRC) welcomes the Government’s announcement of a proposed date for the implementation of the merger. It enables the Corporation to put in place the final touches to preparations for the merger, which would bring to a conclusion the intensive work of the past 18 months.
     KCRC staff will also welcome the announcement to clear away any remaining uncertainties that may still be in their minds. Thus ensuring a smooth transfer of railway operational responsibilities between KCRC and the new operator.
-End-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOWLOON-CANTON RAILWAY CORPORATION
Date 22 October 2007	By	/s/ Jeffrey Cheung
		Name:	Jeffrey Cheung
		Title:	Deputy Director-Finance